SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Additional Listing

27 September 2011

AVIVA PLC - APPLICATION TO LIST SHARES

Application has been made by Aviva plc to the UK Listing Authority and the London Stock Exchange for the blocklisting of Aviva plc 500,000 ordinary shares of 25 pence each to be admitted to the Official List. These shares will rank pari passu with the existing Aviva plc ordinary shares.

These ordinary shares are to be issued for the future release of awards under the Aviva Annual Bonus Plan 2011 and Aviva Long Term Incentive Plan 2011.

- ends -

Contact:-
Russell Tullo - Deputy Group Company Secretary
Telephone: 020 7662 0519

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27, September, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary